Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Greenhill & Co., Inc. for the registration of common stock, preferred stock, debt securities, warrants, rights and units, and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements of Greenhill & Co., Inc., and the effectiveness of internal control over financial reporting of Greenhill & Co., Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
May 3, 2010

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